CERTIFICATE OF QUALIFIED PERSON

DAVID BURGA, P.GEO.

I, David Burga, P. Geo., residing at 3884 Freeman Terrace, Mississauga, Ontario, do hereby certify that:

1.	I am an independent geological consultant contracted by P & E Mining Consultants Inc.

2.

This certificate applies to the technical report titled “NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project Jalisco State Mexico”, (the “Technical Report”) with an effective of March 25, 2015.

3.

I am a graduate of the University of Toronto with a Bachelor of Science degree in Geological Sciences (1997). I have worked as a geologist for a total of 12 years since obtaining my B.Sc. degree. I am a geological consultant currently licensed by the Association of Professional Geoscientists of Ontario (License No 1836).

I have read the definition of “qualified person” set out in National Instrument 43- 101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

My relevant experience for the purpose of the Technical Report is:

•	Exploration Geologist, Cameco Gold	1997-1998

•	Field Geophysicist, Quantec Geoscience	1998-1999

•	Geological Consultant, Andeburg Consulting Ltd	1999-2003

•	Geologist, Aeon Egmond Ltd.	2003-2005

•	Project Manager, Jacques Whitford	2005-2008

•	Exploration Manager – Chile, Red Metal Resources	2008-2009

•	Consulting Geologist	2009-Present

4.	I have visited the Property that is the subject of this report on September 11, 2014 and October 7, 2014.

5.	I am responsible for authoring Sections 9 and 10 and coauthoring Sections 12, 25 and 26 of the Technical Report along with those sections of the Summary pertaining thereto.

6.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.

7.	I have had no prior involvement with the Property that is the subject of this Technical Report.

8.	I have read NI 43-101 and Form 43-101F1 and this Technical Report has been prepared in compliance therewith.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: March 25, 2015
Signed Date: April 30, 2015

{SIGNED AND SEALED}

[David Burga]

David Burga, P. Geo.